UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Zhong Hua
Name:	Zhong Hua
Title:	Joint Company Secretary
Dated: March 22, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated March 22, 2012, entitled “Change of Joint Company Secretary”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

ANNOUNCEMENT
CHANGE OF JOINT COMPANY SECRETARY

The Company announces that with effect from 22 March 2012:

(1)      Mr. Jiang Yongzhi has resigned as the joint company secretary of the Company; and
(2)      Mr. Zhong Hua has been appointed as the joint company secretary of the Company.

Resignation of joint company secretary

CNOOC Limited (the "Company") announces that Mr. Jiang Yongzhi (“Mr. Jiang”) has tendered his resignation as the joint company secretary of the Company with effect from 22 March 2012 to pursue other career opportunities. Mr. Jiang confirmed that there is no disagreement with the Board and there are no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company.

Taking this opportunity, the Board would like to express its appreciation and gratitude to Mr. Jiang for his contribution and services to the Company in the past.

Appointment of new joint company secretary

The Board is pleased to announce that, after approval by the Board, Mr. Zhong Hua ("Mr. Zhong"), the Chief Financial Officer of the Company, has been appointed as the joint company secretary of the Company with effect from 22 March 2012. Mr. Zhong will be assisted by Ms. Tsue Sik Yu, May, the other joint company secretary of the Company, to perform his duties as joint company secretary of the Company.

The Board warmly welcomes Mr. Zhong to his new position.

By Order of the Board CNOOC Limited Zhong Hua Joint Company Secretary

Hong Kong, 22 March 2012

As at the date of this announcement, the Board comprises the following:

Executive Directors Li Fanrong Wu Guangqi Non-executive Directors Wang Yilin (Chairman) Yang Hua (Vice Chairman) Zhou Shouwei Wu Zhenfang	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao